AMERIANA BANCORP

2001

Annual Report to Shareholders

AMERIANA BANCORP is a bank holding company. Through its wholly owned subsidiary, Ameriana Bank and Trust, the Company offers an extensive line of banking services and provides a range of investments and securities products through branches in central Indiana and in the greater Cincinnati, Ohio area. As its name implies, Ameriana Bank and Trust also offers trust and investment management services, has interests in Family Financial Life Insurance Company and Indiana Title Insurance Company, and owns Ameriana Insurance Agency, a full-service insurance agency.


Anderson
Middletown
INDIANAPOLIS
New Castle
Avon
Greenfield
New Palestine
Knightstown
Morristown
CINCINNATI
Deer Park
Landen

Deposits *(Dollars in millions)*

		2001	2000
Indiana			
New Palestine	*(opened December 1999)*	$4.8	$3.0
Avon	*(opened January 1997)*	$16.3	$9.1
Morristown	*(opened March 1998)*	$16.8	$14.7
Anderson	*(opened March 1994)*	$22.4	$16.6
Middletown	*(opened March 1961)*	$26.4	$24.3
Knightstown	*(opened May 1963)*	$34.3	$30.7
Greenfield	*(opened January 1976)*	$45.2	$34.9
New Castle Downtown	*(opened March 1890)*	$72.2	$71.4
New Castle Main Office	*(opened July 1959)*	$112.4	$98.3
Ohio			
Landen	*(acquired July 1998)*	$12.1	$13.8
Deer Park	*(acquired October 1992)*	$49.5	$50.8

Loans *(Dollars in millions)*

		2001	2000
Indiana			
New Palestine	*(opened December 1999)*	$8.4	$9.8
Avon	*(opened January 1997)*	$35.7	$31.0
Morristown	*(opened March 1998)*	$2.3	$2.6
Anderson	*(opened March 1994)*	$15.1	$17.6
Middletown	*(opened March 1961)*	$19.5	$24.9
Knightstown	*(opened May 1963)*	$11.2	$13.9
Greenfield	*(opened January 1976)*	$75.0	$89.9
New Castle Downtown	*(opened March 1890)*	$18.1	$23.8
New Castle Main Office	*(opened July 1959)*	$83.5	$79.7
Ohio			
Landen	*(acquired July 1998)*	$4.7	$7.3
Deer Park	*(acquired October 1992)*	$75.7	$98.3

WE ARE PLEASED to have the opportunity to make this report on our results for 2001. It was a very good year - in fact, it was a great year! From an operations and performance point of view, it was one of our most successful years in history as net income increased 7% to $3,800,000 or $1.21 per diluted share compared with $3,562,000 or $1.13 per diluted share in 2000. This marked the second consecutive year of record earnings per share for Ameriana, and it was the fourth time in the last five years that we have notched a new EPS record.

We are especially pleased to note that the year ended with building top-and bottom-line momentum. We think this signifies improving fundamentals at Ameriana related to the string of interest rate cuts in 2001 and their disproportionately greater effect on our funding costs.

On the other hand, we recognize that much of the year was challenging in many respects. Virtually everyone and every company in this country, including Ameriana, faced growing economic uncertainties and weakness throughout the year. Of course, these conditions were then made worse by the inconceivable atrocities of September 11. We will always remember the lives sacrificed that day, which makes the enduring freedom we enjoy today even more precious.

At the same time these events and circumstances were unfolding last year, other positive trends were developing that would help us overcome much of the bad news for which 2001 will forever be remembered. During 2001, the Federal Reserve Board cut interest rates a record 11 times, and by year's end we could point to concrete improvements in our business owing to these rate cuts. Loan originations, for instance, accelerated nicely in the last half of the year, particularly in the fourth quarter, to reach a record amount for any one year at Ameriana. These gains were across the board for us, reflecting solid growth in residential, commercial and consumer lending.

As long-time shareholders know, Ameriana does not usually retain its originated fixed-rate loans in its portfolio, but rather sells those loans into the secondary market as part of the Company's efforts to control interest rate risk. Since most of our originated loans in 2001 were at fixed rates, spurred by historically low interest rate levels, the growth in loan originations we experienced translated into higher gains on the sale of loans and, in turn, accounted for a significant portion of the increase in other income we posted for the year.

While a more favorable interest rate environment served as a catalyst for higher lending volume in 2001, it also resulted in lowering our cost of funds - even more so than its effect on our interest income - and thus helped us achieve higher net interest spreads and yields in 2001. These improvements re-accelerated net interest income and enabled us to register a higher level of net interest income for the year.

One unexpected sidebar to the interest rate story over the past year is that, in the minds of many, rates have declined to a level that now seems unsustainable and, as a result, the market is already anticipating higher rates ahead. No one knows when, and of course this is all speculation at the moment, but future expectations drive the market. More specific to Ameriana, these rising expectations, and the recent market deterioration they have caused, have fundamentally changed the interest rate risk characteristics of our investments and increased our exposure to volatility in future interest income. These conclusions led us to change the accounting classification for our investment portfolio, which totaled approximately $142,000,000 as of December 31, 2001, from "Held to Maturity" to "Available for Sale" effective at year's end.

The decision to change the classification of our investment portfolio essentially had two effects. First, since the change in classification for these investments was effective as of December 31, 2001, the Company reduced shareholders' equity by the difference between fair value and book value on its investment portfolio as of that date, or approximately $700,000 net of estimated tax benefits, representing a reduction of $0.22 in year-end book value per share. Total shareholders' equity as of December 31, 2001, adjusted for this unrealized loss on our investment portfolio at that date, was approximately $42,900,000, or a book value of $13.63 per share. The second impact of our decision will be on first quarter 2002 earnings, since we actually disposed of most of our investments during the month of March because the prospects of rising interest rates meant that most of our investments no longer fit our risk profile. The decelerating speed of prepayments on these instruments during the first two months of 2002 was remarkable and significantly extended the practical maturity of our portfolio to a level that was unacceptable. We incurred a loss of approximately $1,900,000 after tax or about $0.60 per diluted share from the planned and orderly liquidation of these investments.

Additionally, subsequent to year's end, we decided to strengthen our general reserves for loan losses in light of the protracted downturn in the economy over the past year. The impact of this precautionary move, also to be reflected in the first quarter of 2002, will be about $660,000 or $0.21 per diluted share on an after tax-basis. The reality of an economic downturn like we have had is that it often times creates increased cash flow stress and greater credit risks, even among typically strong customer segments. Despite the outlook for possible improvement going forward, we know that these trailing risks are still possible and have tried to take them into account with our reserve strengthening efforts. However, none of the underlying loans or leases that gave rise to the decision to strengthen our reserves has been written off.

While we regret the need to take the foregoing steps, which will result in a net loss for the first quarter of 2002, we think they are prudent considering the unsettled, uncertain and volatile nature of the economy and the possibility that interest rates could move against us soon. It is important to note, however, that even with these charges in the first quarter of 2002, our regulatory capital will remain well above required levels.

On a more positive note, we continued to work during 2001 to translate the positive achievements of the year into direct and tangible benefits for the Company's shareholders. In November, your Board of Directors raised the regular quarterly cash dividend 7% to $0.16 per share, resulting in an indicated annual cash dividend rate of $0.64 per share. The increase - the first in about three years and the fourteenth increase since Ameriana initiated dividends in November 1987 - underscores the continued strength exhibited across our operations in 2001.

In closing, let me take this opportunity to express to you our gratitude for the continued support you give to Ameriana, both as a shareholder and perhaps as a customer. We trust you find the Company's accomplishments last year as gratifying and rewarding as we do, and we hope you share our sense of optimism for Ameriana's prospects in 2002.

We have no crystal ball or psychic edge; we cannot predict the future. However, we do believe that the strength of our lending operations, particularly as evident toward the end of 2001, demonstrates a positive response by homebuyers, business and consumers to the recent easing of interest rates, and we think these positive trends can continue into 2002, especially if a broad and sustained economic recovery were to begin to build, and if there are no unforeseen setbacks to the economy. Ameriana remains ready to participate in this anticipated growth.

Sincerely,

Harry J. Bailey
President and Chief Executive Officer

	(Dollars in thousands, except per share data)				
	At December 31				
Summary of Financial Condition	**2001**	2000	1999	1998	1997
Cash	**$ 7,518**	$ 14,609	$ 14,637	$ 7,545	$ 5,066
Investment securities	**140,629**	99,707	102,705	71,798	65,391
Loans and loans held for sale, net	**352,755**	397,489	325,478	265,995	294,389
Interest-bearing deposits, and stock in Federal Home Loan Bank	**11,648**	11,687	11,136	45,081	13,555
Other assets	**39,529**	33,796	32,393	15,299	12,467
Total assets	**$552,079**	$557,288	$486,349	$405,718	$390,868
Noninterest-bearing deposits	**$ 24,257**	$ 12,927	$ 16,308	$ 14,633	$ 8,746
Interest-bearing deposits	**388,156**	354,668	339,451	319,356	313,471
Borrowings	**88,583**	141,172	82,872	17,551	16,016
Other liabilities	**8,188**	6,810	7,689	8,829	8,200
Total liabilities	**509,184**	515,577	446,320	360,369	346,433
Shareholders' equity	**42,895**	41,711	40,029	45,349	44,435
Total liabilities and shareholders' equity	**$552,079**	$557,288	$486,349	$405,718	$390,868

	Year Ended December 31				
Summary of Earnings	**2001**	2000	1999	1998	1997
Interest income	**$ 36,633**	$ 37,019	$ 29,083	$ 28,301	$ 29,332
Interest expense	**24,243**	24,728	16,749	15,993	17,345
Net interest income	**12,390**	12,291	12,334	12,308	11,987
Provision for loan losses	**360**	417	328	159	242
Other income	**4,513**	3,766	3,302	3,429	2,864
Other expense	**11,278**	10,914	10,509	9,655	8,985
Income before taxes	**5,265**	4,726	4,799	5,923	5,624
Income taxes	**1,465**	1,164	1,467	2,085	1,992
Net income	**$ 3,800**	$ 3,562	$ 3,332	$ 3,838	$ 3,632
Basic earnings per share (1)	**$ 1.21**	$ 1.13	$ .98	$ 1.08	$ 1.02
Diluted earnings per share (1)	**1.21**	1.13	.98	1.06	1.01
Dividends declared per share (1)	**.61**	.60	.60	.59	.56
Book value per share (1)	**13.63**	13.26	12.72	12.92	12.49

	Year Ended December 31				
Other Selected Data	**2001**	2000	1999	1998	1997
Return on average assets	**.72%**	.68%	.77%	.98%	.92%
Return on average equity	**8.92**	8.68	7.60	8.48	8.28
Ratio of average equity to average assets	**8.12**	7.84	10.17	11.60	11.06
Dividend payout ratio (2)	**50.41**	53.10	61.22	55.66	55.45
Number of full-service bank offices	**11**	11	12	11	8

(1) *Restated to reflect the eleven-for-ten stock split in 1998.*

(2) *Based on total dividends per share declared and net income per share for the year.*

General

Ameriana Bancorp (the "Company") was incorporated under Indiana law for the purpose of becoming the holding company for Ameriana Bank and Trust of Indiana. In 1990, the Company acquired all of Ameriana Bank and Trust of Indiana common stock in connection with its reorganization into the holding company form of ownership. In 1992, the Company acquired Ameriana Bank of Ohio, F.S.B. ("ABO"). ABO was merged into Ameriana Bank and Trust of Indiana in October 2000. On June 29, 2001, Ameriana Bank and Trust of Indiana converted from a Federal Savings Bank to an Indiana Chartered State Savings Bank and changed its name to Ameriana Bank and Trust, SB ("ABT"). The conversion is not expected to have a material effect on the Company's business but is expected to reduce the assessments paid for examinations and supervision of ABT. At the same time, the Company contributed Ameriana Insurance Agency, Inc. ("AIA") to ABT. AIA operates a general insurance agency in three locations. ABT has a brokerage operation through its wholly owned subsidiary Ameriana Financial Services, Inc., which also owns a partial interest in a life insurance company. In 1995, the Company purchased a minority interest in a limited partnership organized to acquire and manage real estate investments, which qualify for federal tax credits.

The largest components of the Company's total revenue and total expense are interest income and interest expense, respectively. Consequently, the Company's earnings are primarily dependent on its net interest income, which is determined by (i) the difference between rates of interest earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread"), and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. Levels of other income and operating expenses also significantly affect net income.

The Company's investment securities increased $40,922,000 or 41.04% during 2001 and were changed to the classification of "Available for Sale" at December 31, 2001, from the classification of "Held to Maturity" at December 31, 2000. The Company determined that because of its interest rate risk it would not be able to continue to hold its investment securities to maturity and recorded an accumulated other comprehensive loss of $696,000 as of December 31, 2001. Federal agencies decreased $59,205,000 or 67.35% reflecting calls totaling $77,805,000 and net purchases, amortization of discounts and accretions of premiums totaling $18,470,000 and a net increase for presenting the security at fair value of $130,000. The ending carrying value of federal agencies was $28,696,000 and has an average yield of 6.87% at year-end 2001. The investment securities also include trust preferred stock investments purchased during 2001 for $1,540,000, including a $40,000 increase for the fair value adjustment and had an average yield of 8.87%. Mortgage-backed securities ("MBS") and collateralized mortgage obligations ("CMO") increased $98,587,000 or 835% during 2001 composed of net purchases, amortization of discounts and accretions of premiums totaling $111,362,000 reduced by $11,445,000 of principal collections and a net decrease of $1,330,000 for presenting the securities at fair value. These purchases were used to offset the decrease in loans and calls of federal agencies. The MBS and CMO ending balance at fair value is $110,393,000 and the portfolio has an average return of 6.67% at year-end 2001. The Company has determined to dispose of its CMO portfolio during the first quarter of 2002 at an estimated loss of $1.9 million after tax. Proceeds from the disposition will be used to pay down Federal Home Loan Bank ("FHLB") advances.

The Company's portfolio of loans before deducting undisbursed loan proceeds and deferred loan fees has decreased $53,428,000 or 12.86% in 2001 over 2000. Residential mortgage loans decreased $94,463,000 or 28.94%, commercial mortgage loans and commercial loans increased $47,438,000 or 83.00%, installment loans decreased $6,153,000 or 20.38% and loans secured by deposits decreased $250,000 or 15.64%. Residential mortgages decreased as customers refinanced loans in the portfolio for lower fixed-rate loans which were sold in the secondary market. As interest rates decreased during 2001, the demand for fixed-rate mortgages increased to the point that the majority of residential mortgages, other than jumbo loans, were made at fixed rates. The substantial percentage increase in commercial loans was due to increased purchases of commercial participation loans and leases along with increases in direct commercial real estate loans. The mix of fixed-rate to adjustable-rate and short-term balloon loans was 49% to 51% at year-end 2001, compared to 40% to 60% at year-end 2000 and year-end 1999 being 43% to 57%. The increase in fixed-rate loans was caused by the preference of borrowers to request fixed-rate loans in the lower interest rate environment during 2001 as compared to the year 2000 when the customers' preference was for variable-rate loans during the higher rate environment. The increase in the fixed-rate loan demand and sales to the secondary market resulted in the gain on sales of loans increasing to $804,000 in 2001 from $103,000 in 2000 and $381,000 in 1999. Total loan volume was $198,671,000 in 2001, $179,705,000 in 2000 and $192,155,000 in 1999. The Company sold $91,515,000 of fixed-rate residential mortgage loans in 2001 compared to $9,238,000 in 2000 and $23,303,000 in 1999.

Total deposits increased $44,818,000 or 12.19% to $412,413,000 at December 31, 2001, from $367,595,000 at December 31, 2000. All types of deposits, except for savings, increased. Demand deposits increased $12,349,000 or 16.25% to $88,327,000 at December 31, 2001, from $75,978,000 at December 31, 2000, with the increase being in both NOW and money market rate accounts. Total certificates of deposit increased $34,509,000 or 13.43% to $291,439,000 at December 31, 2001, from $256,930,000 at December 31, 2000, and were due to increases of $29,132,000 in regular certificates and increases of $5,377,000 in negotiated-rate certificates primarily from local county governmental entities. Savings deposits decreased $2,040,000 or 5.88% to $32,647,000 at December 31, 2001, from $34,487,000 at December 31, 2000, due mostly to movement to higher interest-bearing demand deposit rate products. On December 15, 2000, ABT sold $1,649,000 of demand and savings deposits with the Loveland Branch in Ohio, for a gain of $89,000. The balance sheet decreased $5,209,000 or .93% at December 31, 2001, compared to December 31, 2000. The increase in total deposits and the funds from the decrease in the balance sheet were used to reduce the FHLB advances, which decreased $51,098,000 or 36.83% to $87,653,000 at December 31, 2001, from $138,751,000 at December 31, 2000. The Company has a note payable of $750,000 at 6.25% as of December 31, 2001, compared to $2,100,000 at 8.0% at December 31, 2000. These proceeds were used to repurchase the Company's stock in 1999. The Company also has notes payable with balances of $180,000 and $271,000 at December 31, 2001 and 2000, respectively, which are 6.0% and relate to the Cardinal State Bank purchase. The Company continues to experience competitive forces on its deposits from other institutions in the marketplace, but the Company was able to compete with these investing alternatives by providing additional investment choices for its customers through its brokerage and insurance products.

The Company continued to increase the level of non-interest-sensitive fee income producing assets. These activities include an equity interest in a life insurance company and ownership of a full-service general line property and casualty insurance agency and brokerage services. In January 2002, the Bank invested in a Limited Liability Company, with two other financial institutions, that will operate a title insurance company.

As noted above, loans sold increased in 2001 over 2000 after decreasing during 2000 over 1999 and servicing of sold loans as of December 31, 2001, increased to $162,000,000 from $144,000,000 and $154,000,000 at December 31, 2000 and 1999, respectively. ABO sold $19,572,000 of loan servicing for a gain of $67,000 in May 1999. No sales or purchases of loan servicing were done in 2001 or 2000.

Interest Sensitivity

The following table presents the Company's interest sensitivity gap between interest-earning assets (at fair value) and interest-bearing liabilities at December 31, 2001. This table assumes no prepayments of loans or MBS and CMO, no early redemption of securities at call dates, no early withdrawals of certificates of deposit and no extension of deposit account sensitivity relating to core deposit stability.

	(Dollars in thousands)							
	6 Months or Less	6 Months to 1 Year	1 to 3 Years	3 to 5 Years	5 to 10 Years	10 to 20 Years	More than 20 Years	Total
Rate Sensitive Assets:								
Balloon and adjustable-rate loans (1)	$ 61,063	$ 18,901	$ 46,158	$ 46,109	$ 16,393	$ –	$ –	$188,624
Fixed-rate loans (1)	38,907	96	6,977	3,508	11,215	32,239	36,433	129,375
Other loans	9,035	403	9,932	24,146	2,641	3,062	–	49,219
MBS and CMO:								
Variable-rate	3,503	1,483	452	–	–	–	–	5,438
Fixed-rate	–	1	29	21	2,347	1,695	100,862	104,955
Other investments (2)	11,648	–	–	–	–	28,696	1,540	41,884
Total	124,156	20,884	63,548	73,784	32,596	65,692	138,835	519,495
Rate Sensitive Liabilities:								
Deposits:								
Certificate accounts	139,113	59,072	85,227	7,909	118	–	–	291,439
Money market deposit accounts	47,686	–	–	–	–	–	–	47,686
Passbook accounts	32,620	–	–	–	–	–	–	32,620
NOW accounts	16,411	–	–	–	–	–	–	16,411
Total deposits	235,830	59,072	85,227	7,909	118	–	–	388,156
Notes payable	840	90	–	–	–	–	–	930
FHLB advances	35,890	28,363	18,185	5,017	198	–	–	87,653
Total	272,560	87,525	103,412	12,926	316	–	–	476,739
Asset/liability gap	$(148,404)	$ (66,641)	$ (39,864)	$ 60,858	$ 32,280	$ 65,692	$138,835	$ 42,756
Additional Gap Information:								
Gap as a percentage of total assets	(26.88)%	(12.08)%	(7.22)%	11.02%	5.85%	11.90%	25.15%	7.74%
Cumulative gap	$(148,404)	$(215,045)	$(254,909)	$(194,051)	$(161,771)	$(96,079)	$ 42,756	
Cumulative gap as a percentage of total assets	(26.88)%	(38.95)%	(46.17)%	(35.15)%	(29.30)%	(17.40)%	7.74%	

(1) *Amounts are stated without reductions of $12.733 million for deferred fees, unearned income and undisbursed loan proceeds.*
(2) *Includes interest-bearing demand deposits, investment securities, and FHLB stock.*

Interest Rate Risk

ABT is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits and borrowings from the FHLB, mature or reprice at different rates than their interest-earning assets. Although having liabilities that mature or reprice less frequently on average than assets will be beneficial in times of rising interest rates, such an asset/liability structure will result in lower net income during periods of declining interest rates, unless offset by other factors.

The Asset/Liability Committee and the Board of Directors review ABT's exposure to interest rate changes and market risk on a quarterly basis. This review is accomplished by the use of a cash flow simulation model using detailed securities, loan and deposit, and market information to estimate the potential impact of interest rate increases and decreases on the earning assets and liabilities. The model tests the impact on the net interest income under various interest rate scenarios by estimating the interest rate sensitivity position at each interest rate interval. The change in the net portfolio value ("NPV") is also calculated at each interest rate interval. This tests the interest rate risk exposure from movements in interest rates by using interest sensitivity analysis to determine the change in the NPV of discounted cash flows from assets and liabilities.

NPV represents the market value of portfolio equity and is equal to the estimated market value of assets minus the estimated market value of liabilities. The model uses a number of assumptions, including the relative levels of market interest rates and prepayments or extension in maturity and repayment in mortgage loans, MBS and CMO and certain types of callable investments. These computations did not contemplate actions management undertook to reposition the assets and liabilities as discussed below, and should not be relied upon as indicative of actual results. In addition, certain shortcomings are inherent in the model of computing NPV. Should interest rates remain or decrease below present levels, the portion of adjustable rate loans could decrease in future periods due to loan refinancing or payoff activity. In the event of an interest rate change, pre-payment levels would likely be different from those assumed in the model and the ability of borrowers to repay their adjustable-rate loans may decrease during rising interest rate environments.

The ABT information below provides an assessment of the risk of NPV in the event of sudden and sustained 200 basis point increases and decreases in the prevailing interest rates as of December 31, 2001.

	Net Portfolio Value			NPV as Percent of Present Value of Assets	
Change in Rates	Dollar Amount	Dollar Change	Percent Change	NPV Ratio	Change
		(Dollars in thousands)			
+200 bp	$ 6,035	$ -31,953	-84.11%	1.19%	-5.70 bp*
Base or 0%	37,988	–	–	6.89	–
-200 bp	40,989	3,001	+7.90	7.23	+.34 bp

** basis points*

As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analysis presented above. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features, which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Upon review of the above information and certain other interest rate risk reports for the period ending December 31, 2001, management determined that a significant deterioration had occurred in the Company's portfolio holdings of CMO resulting in a large increase in the Company's exposure to future increases in interest rate risk. Upon further review, management determined that the increase in the exposure was significant enough to call into question the prudence of continuing to hold the securities to maturity. In order to take the necessary action to reduce this exposure, management decided to move the entire securities portfolio from the "Held to Maturity" accounting classification to the "Available for Sale" classification as of December 31, 2001.

The Company has determined that most of its investments no longer fit its risk profile given the unsettled, uncertain and volatile nature of the market and the possibility that interest rates could move against the portfolio. The decelerating speed of prepayments on these instruments during the first quarter of 2002 has been remarkable; significantly extending the practical maturity of the portfolio to a level that is now unacceptable. The alternatives to taking immediate action to mitigate the potential losses, including long-term funding strategies, hedging strategies and partial liquidations, were felt to be inadequate in the circumstances. The Company decided to liquidate the majority of the investment portfolio during the first quarter of 2002.

The proceeds from the liquidation of the Company's investments will be used first to repay short-term borrowings from the FHLB. This will increase the Company's flexibility to retain more of its self-originated loans in portfolio and to purchase loan participations in the region, as they become available. The balance of the proceeds will be used to purchase short-term liquid investments, including limited maturity MBS, which present limited interest rate risk compared with the liquidated investments. The Company also will use some proceeds to invest in intermediate-term MBS to provide a balance to its portfolio between interest rate risk reduction and maintenance of higher net interest income levels.

Yields Earned and Rates Paid

The following tables set forth the weighted average yields earned on the Company's interest-earning assets and the weighted average interest rates paid on the Company's interest-bearing liabilities, together with the net yield on interest-earning assets.

	Year Ended December 31		
Weighted Average Yield:	**2001**	2000	1999
Loans	**7.83%**	7.91%	7.70%
MBS and CMO	**7.00**	6.99	6.25
Other interest-earning assets	**6.66**	6.85	6.41
All interest-earning assets	**7.60**	7.67	7.32
Weighted Average Cost:			
Deposits	**5.03**	5.02	4.58
FHLB advances	**6.50**	6.73	5.41
Notes payable	**7.30**	8.30	6.00
All interest-bearing liabilities	**5.31**	5.44	4.65
Interest Rate Spread (spread between weighted average yield on all interest-earning assets and all interest-bearing liabilities)	**2.29**	2.23	2.67
Net Yield (net interest income as a percentage of average interest-earning assets)	**2.57**	2.55	3.10

	At December 31		
Weighted Average Interest Rates:	**2001**	2000	1999
Loans	**7.74%**	8.16%	7.70%
MBS and CMO	**6.35**	6.94	6.75
Total interest-earning assets	**7.39**	7.91	7.49
Deposits	**4.40**	5.25	4.71
FHLB advances	**5.58**	6.54	5.49
Notes payable	**6.20**	8.67	6.00
Total interest-bearing liabilities	**4.62**	5.63	4.86
Interest rate spread	**2.77**	2.28	2.63

Rate/Volume Analysis

The following table sets forth certain information regarding changes in interest income, interest expense and net interest income of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (1) changes in volume (changes in volume multiplied by old rate) and (2) changes in rate (changes in rate multiplied by old volume). No material amounts of loan fees or out-of-period interest is included in the table. Dollars are in thousands.

	Year Ended December 31					
	2001 vs. 2000			2000 vs. 1999		
	Increase (Decrease) Due to Change in			Increase (Decrease) Due to Change in		
	Volume	**Rate**	**Net Change**	Volume	Rate	Net Change
Interest Income:						
Loans and MBS and CMO	**$ 1,835**	**$ (411)**	**$ 1,424**	$6,680	$ 806	$7,486
Other interest-earning assets	**(1,618)**	**(192)**	**(1,810)**	4	446	450
Total interest-earning assets	**217**	**(603)**	**(386)**	6,684	1,252	7,936
Interest Expense:						
Deposits	**1,283**	**43**	**1,326**	658	1,485	2,143
FHLB advances and notes payable	**(1,538)**	**(273)**	**(1,811)**	5,358	478	5,836
Total interest-bearing liabilities	**(255)**	**(230)**	**(485)**	6,016	1,963	7,979
Change in net interest income	**$ 472**	**$ (373)**	**$ 99**	$ 668	$ (711)	$ (43)

Results of Operations

Net Income: The Company's net income increased $238,000 or 6.68% to $3,800,000 ($1.21 basic and diluted earnings per share) for the year ended December 31, 2001, compared to $3,562,000 ($1.13 basic and diluted earnings per share) for the year ended December 31, 2000. The improvement in year 2001 income was primarily due to increases in net interest income and other income due mostly to gains on loans sold. Net income for the year ended December 31, 2000, had increased $230,000 or 6.90%, from $3,332,000 ($.98 basic and diluted earnings per share) in the year 1999 due to an increase in other income and lower tax expense both of which were attributable in large part to an increase in the cash surrender value of the Company-owned life insurance policies.

Net Interest Income: Net interest income increased by $99,000 in 2001 compared to 2000 and was due to a greater decrease in interest costs, $485,000 or 1.96% compared to a decrease in interest income of $386,000 or 1.04%. The average-interest earning assets decreased only .14% to $482,111,000 in 2001 from $482,775,000 in 2000 and the interest-bearing liabilities increased only .45% to $456,678,000 in 2001 from $454,638,000 in 2000. The total interest rate on average earning assets decreased 7 basis points to 7.60% in 2001 from 7.67% in 2000. The decrease in interest expense was due to increased volume and a small increase in costs of deposits while correspondingly reducing FHLB advances and notes payable. The total interest rate on average interest-bearing liabilities decreased 13 basis points to 5.31% in 2001 from 5.44% in 2000. The decrease in interest income was due to the increase in loans and MBS and CMO at lower interest rates offset by calls on agency investment securities. The Company's net interest spread increased 6 basis points to 2.29% in 2001 from 2.23% in 2000. Net interest income was essentially even between 2000 and 1999, declining by $43,000. Although interest income increased by $7,936,000 or 27.29%, interest expense increased by a greater amount, $7,979,000 or 47.64%. The 2000 increase in interest income and interest expense were driven primarily by growth in the volumes of interest-earning assets and interest-bearing liabilities, respectively, as the Company has sought to better leverage its balance sheet. Also contributing to the greater increase in interest expense was the higher average cost of interest-bearing liabilities, which jumped 79 basis points while the average yield on interest-earning assets increased by only 35 basis points. As a result of the greater increase in average costs, the Company's net interest spread narrowed 44 basis points to 2.23% in 2000 from 2.67% for 1999.

The Company's average portfolio balance of loans increased 1.29% to $376,157,000 for the year 2001, from $371,349,000 for the year 2000. This average loan portfolio had increased 31.71% for the year 2000 over the $281,943,000 average for the year 1999. The ending balance of loans was $349,195,000, $398,775,000 and $326,804,000 for 2001, 2000 and 1999, respectively. Loan originations and purchases were up 10.55% to $198,671,000 in 2001 compared to $179,705,000 in 2000. Sold loans, which are all fixed-rate residential mortgage loans, were up 890% to $91,515,000 compared to $9,238,000 in 2000 and were down 60.36% in 2000 compared to $23,303,000 in 1999. The loan portfolio decreased in 2001 because the volume of residential mortgage loans were mostly fixed-rate loans, which were sold to the secondary market. The commercial loans, both mortgage and other commercial loans, did increase $47,438,000 or 83% in 2001. This is due to both purchases of loan participations, lease purchases and an increase in the volume of direct commercial loans. The installment loans decreased $6,153,000 or 20.38% due to reduced loan volume as market competitive rates were below minimums established by the Company. The loan portfolio had grown in 2000 because more of the loans were commercial and variable-rate residential mortgage loans, which were retained as compared to 1999. Purchased loans were $49,498,000 in 2001, $47,884,000 in 2000 and $60,355,000 in 1999.

The Company's average portfolio balance of MBS and CMO increased 144.07% in 2001 to $31,768,000 and had decreased 24.68% to $13,016,000 for the year 2000 from $17,280,000 for the year 1999. The ending balance of MBS and CMO was $110,393,000, $11,806,000 and $14,970,000 for 2001, 2000 and 1999, respectively. Purchases were $111,505,000 in 2001 in an attempt to keep the Company leveraged. Purchases were $611,000 in 2000 and were mortgage-backed securities designed to meet requirements of the Community Reinvestment Act.

The average short-term investments and other interest-earning assets were $74,186,000, $98,410,000 and $98,345,000 for 2001, 2000 and 1999, respectively. The decrease in 2001 included purchases of $19,925,000 and calls of $77,805,000 of callable agency bonds held to maturity after these investments had remained outstanding without calls or purchases in 2000.

Average interest-earning assets decreased $664,000 or .14% to $482,111,000 in 2001 from $482,775,000 in 2000. The increases were $4,808,000 or 1.29% in average loans and $18,752,000 or 144.06% in MBS and CMO while other average investments decreased $24,224,000 or 24.62%. Average interest-earning assets increased $85,207,000 or 21.43% to $482,775,000 in 2000 from $397,568,000 in 1999. The 2000 increase was $89,406,000 or 31.71% in average loans while average mortgage-back securities decreased $4,264,000 or 24.68% and other interest-earning assets remained the same. Total interest income was $36,633,000, $37,019,000 and $29,083,000 for 2001, 2000 and 1999, respectively. The $386,000 decrease in interest income in 2001 over 2000 was an increase of $217,000 due to net volume changes offset by a $603,000 decreases due to net rate changes. The $7,936,000 increase in interest income in 2000 over 1999 was increases of $6,684,000 related to volume increases and $1,252,000 related to rate increases.

Average interest-bearing liabilities increased $2,040,000 or .45% to $456,678,000 in 2001 from $454,638,000 in 2000. The increase was composed of average interest-bearing deposits increasing $25,511,000 or 7.38%, offset by average borrowings from the FHLB decreasing $22,577,000 or 21.17% and notes payable decreasing $894,000 or 36.40%. Average interest-bearing liabilities increased $94,372,000 or 26.20% to $454,638,000 in 2000 from $360,266,000 in 1999. The increase was composed of average interest-bearing deposits increasing $13,959,000 or 4.21%, average borrowings from the FHLB increasing $78,255,000 or 275.53% and notes payable increasing $2,158,000. Total interest expense was $24,243,000, $24,728,000 and $16,749,000 for 2001, 2000 and 1999, respectively. The $485,000 decrease of interest expense in 2001 was due to volume net decreases of $255,000 and rate net decreases of $230,000. The $7,979,000 increase of interest expense in 2000 was due to volume increases of $6,016,000 and rate increases of $1,963,000.

The net interest spread, which is the mathematical difference between the yield on average interest-earning assets and cost of interest-bearing liabilities, was 2.29% in 2001, 2.23% in 2000 and 2.67% in 1999. The net yield on interest-earning assets, which is interest income as percent of average earning assets, was 2.57% in 2001, 2.55% in 2000 and 3.10% in 1999.

Provision for Loan Losses: The provision for loan losses was $360,000 in 2001, $417,000 in 2000 and $328,000 in 1999. The provision is the amount that is added to the allowance for loan losses for future loan charge-offs. The allowance for loan losses as a percent of loans was .50% at December 31, 2001, .37% at December 31, 2000 and .47% at December 31, 1999, and represents management's best estimate of expected charge-offs in the loan portfolio. Net loan charge-offs have historically been less than the annual provision for loan losses and were $119,000, $462,000 and $78,000 for the years 2001, 2000 and 1999, respectively. Non-performing assets (e.g. real estate owned, non-accrual loans and loans 90 days or more past due) were $3,179,000, $1,673,000 and $1,196,000 at December 31, 2001, 2000 and 1999, respectively. The 2001 non-performing assets include $606,000 of real estate repossessed by the Company and carried on the books at their book value or fair market value, whichever is lower. Comparable repossessed real estate was $125,000 at December 31, 2000, and zero at December 31, 1999. The 2001 non-performing assets also include $1,348,000 for a loan on an apartment complex that has an appraisal for 130% of its carrying value. The 1999 provision includes $172,000 for a non-performing loan that was acquired in the Cardinal State Bank purchase. This loan was written-off during the first quarter of 2000. If this loan is deleted from the 2000 net charge-offs, the 2000 provision of $417,000 exceeds the $290,000 of charge-offs by $127,000. The Company believes it has established an adequate allowance for loan losses in accordance with generally accepted accounting principles. The variation in the amount of provision charged against income is directly related to changes in loan charge-offs, non-performing loans, loan delinquencies, economic conditions in the Company's lending area and loan growth or reduction during each year.

Other Income: Other income was $4,513,000, $3,766,000 and $3,302,000 for 2001, 2000 and 1999, respectively. The 2001 gains on sales of loans and servicing rights of $804,000 were significantly higher than $103,000 in 2000 and $381,000 in 1999. In 1999, a gain of $67,000 from the sale of servicing rights was included and no servicing rights were sold in 2001 or 2000. These changes reflect the change in demand for fixed-rate real estate loans. In 2001, rates were decreasing all year, and consumers wanted fixed-rate residential mortgage loans, which were sold to the secondary market. In 2000 and 1999, the average mortgage rates were higher, which caused consumers to prefer variable-rate residential mortgage loans, which are normally retained in portfolio. The net loan servicing fees of $329,000, $293,000 and $266,000 for the years 2001, 2000 and 1999, respectively, have increased and reflect the retention and increase of average loans serviced. Operating losses associated with the limited partnership amounted to $172,000 in 2001, $101,000 in 2000 and $192,000 in 1999. At the same time as these losses were reflected, the Company also reflected federal income tax credits of $210,000, $213,000 and $210,000 for the year ended December 31, 2001, 2000 and 1999, respectively. Brokerage and insurance commissions have decreased slightly each of the last three years with $995,000 in 2001, $1,056,000 in 2000 and $1,199,000 in 1999. The recession had a direct influence on this income during 2001 and the latter part of 2000. ABT invested in life insurance on employees and directors, with a balance or cash surrender value of $18,035,000 and $17,089,000 at December 31, 2001 and 2000, respectively. The majority of the policies were purchased during 1999, and accordingly the nontaxable increase in cash surrender value of life insurance was $945,000 in 2001, $972,000 in 2000 and $447,000 in 1999. The 2000 income included a one-time adjustment of $197,000 related to the value of insurance policies on two retired employees.

Other Expense: Operating expenses were $11,278,000, $10,914,000 and $10,509,000 for 2001, 2000 and 1999, respectively. These yearly increases were due to normal increases and to additional expense of operating a new trust department, commercial loan department and a new branch that ABT opened during December 1999. The 1999 expenses also included additional costs related to the Year 2000 compliance. The conversion of both banks to the same mainframe system had provided for a reduction of data processing expense during 1999. This reduction was offset in 2000 by improvements made in data processing and the initial expense of implementing check imaging. Data processing expense and other expenses in 2000 include some additional costs related to the merger of the two banks during that year. The merger of the banks is expected to reduce expenses in future years.

Income Tax Expense: Income tax expense was $1,465,000 in 2001, $1,164,000 in 2000 and $1,467,000 in 1999. The effective tax rate was 27.8% in 2001, 24.6% in 2000 and 30.6% in 1999. The increase in 2001 was due to lower non-taxable insurance income and to higher state taxes and higher pretax income. The decrease in tax expense in 2000 from 1999 is due to slightly lower pretax income and to a lower effective tax rate due to the nontaxable insurance income and to lower state income taxes due to change in state law. See Note 10 to the consolidated financial statements for detail of income taxes.

Liquidity and Capital Resources

Historically, funds provided by operations, loan principal repayments and new deposits have been the Company's principal sources of liquid funds. In addition, the Company has the ability to obtain funds through the sale of new mortgage loans and through borrowings from the FHLB system. At December 31, 2001, the Company's commitments for loans in process totaled $11,756,000. Management believes that the Company's liquidity and other sources of funds will be sufficient to fund all outstanding commitments and other cash needs. A portion of these commitments is for fixed-rate mortgage loans, which will be sold immediately into the secondary market.

An amendment of the 1996 Stock Option Plan, which provides for the granting of incentive and non-qualified stock options, was approved by the shareholders in April 1998 and extended the Plan's term to ten years and increased the number of shares reserved under the Plan from 176,000 to 352,000 shares. No options for exercise of shares were done in 2001. Options for 825 shares in 2000 and 9,235 shares in 1999 were exercised. See Note 10 to the consolidated financial statements for option activity and the pro forma effect on net income.

In April 1999, the Company's Board of Directors approved an additional one year and $5,000,000 for a stock repurchase program. The stock repurchase program, which began in July 1998, was a one-year repurchase program of $5,000,000 to acquire up to 10% of the Company's outstanding common stock. The Company repurchased 374,130 shares in 1999 and 201,388 shares in 1998 at an aggregate cost of $6,747,000 and $3,358,000, respectively.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented in this report have been prepared in accordance with generally accepted accounting principles. This requires the measurement of financial position and operating results in terms of historical dollars without consideration of changes in the relative purchasing power of money over time due to inflation.

Virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction, or at the same rate, as changes in the prices of goods and services, which are directly affected by inflation, although interest rates may fluctuate in response to perceived changes in the rate of inflation.

Current Accounting Issues

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141 and 142. SFAS No. 141, *Business Combinations* requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating the use of the pooling of interests method. It also provides new criteria that determine whether an acquisition involving acquired intangible assets should be recognized separately from goodwill. This Statement does not presently affect the Company but would be followed in any future acquisitions.

SFAS No. 142, *Goodwill and Other Intangible Assets* will be effective for fiscal years beginning after December 15, 2001, and requires that upon adoption, any goodwill recorded on an entity's balance sheet would no longer be amortized. This would include existing goodwill recorded at the date of adoption and any future goodwill. Goodwill will not be amortized but will be reviewed for impairment at least once a year and adjusted by reduction of the carrying value of goodwill if the asset is impaired. At December 31, 2001, the Company had $1,511,000 of goodwill on its balance sheet that was amortized at a rate of $159,000 in 2001. This goodwill is composed of $1,290,000 that will no longer be amortized but will be tested for impairment of carrying value on an annual basis. The $221,000 balance classified as core deposit intangibles, at the time of the Cardinal State Bank acquisition, will continue to be amortized over 6.5 years at a rate of $35,000 in 2002.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31	
Assets	**2001**	2000
Cash on hand and in other institutions	**$ 7,518**	$ 14,609
Interest-bearing demand deposits	**4,283**	4,422
Cash and cash equivalents	**11,801**	19,031
Investment securities held to maturity (fair value of $97,863)	–	99,707
Investment securities available for sale	**140,629**	–
Loans, net of allowance for loan losses of $1,730 and $1,489	**347,465**	397,286
Premises and equipment	**6,919**	7,097
Stock in Federal Home Loan Bank	**7,365**	7,265
Intangible assets	**1,511**	1,670
Cash surrender value of life insurance	**18,035**	17,089
Other assets	**18,354**	8,143
Total assets	**$552,079**	$557,288
Liabilities and Shareholders' Equity		
Liabilities:		
Deposits		
Noninterest-bearing	**$ 24,257**	$ 12,927
Interest-bearing	**388,156**	354,668
Total deposits	**412,413**	367,595
Borrowings	**88,583**	141,172
Drafts payable	**6,092**	3,039
Other liabilities	**2,096**	3,771
Total liabilities	**509,184**	515,577
Commitments and contingencies		
Shareholders' equity:		
Preferred stock (5,000,000 shares authorized and unissued)	–	–
Common stock ($1.00 par value; authorized 15,000,000 shares; issued and outstanding 3,146,616 shares)	**3,147**	3,147
Additional paid-in capital	**499**	499
Retained earnings	**39,945**	38,065
Accumulated other comprehensive loss	**(696)**	–
Total shareholders' equity	**42,895**	41,711
Total liabilities and shareholders' equity	**$552,079**	$557,288

See notes to consolidated financial statements.

(In thousands, except share data)

	Year Ended December 31		
	2001	2000	1999
Interest Income:			
Interest on loans	**$29,468**	$29,359	$21,703
Interest on mortgage-backed securities	**2,225**	910	1,080
Interest on investment securities	**4,066**	6,055	5,107
Other interest and dividend income	**874**	695	1,193
Total interest income	**36,633**	37,019	29,083
Interest Expense:			
Interest on deposits	**18,663**	17,337	15,194
Interest on borrowings	**5,580**	7,391	1,555
Total interest expense	**24,243**	24,728	16,749
Net Interest Income	**12,390**	12,291	12,334
Provision for loan losses	**360**	417	328
Net Interest Income After Provision for Loan Losses	**12,030**	11,874	12,006
Other Income:			
Net loan servicing fees	**329**	293	266
Other fees and service charges	**1,301**	1,194	1,067
Brokerage and insurance commissions	**995**	1,056	1,199
Gains on sales of loans and servicing rights	**804**	103	381
Increase in cash surrender value of life insurance	**945**	972	447
Other	**139**	148	(58)
Total other income	**4,513**	3,766	3,302
Other Expense:			
Salaries and employee benefits	**6,935**	6,613	6,052
Net occupancy expense	**1,467**	1,541	1,465
Federal insurance premium	**71**	74	182
Data processing expense	**313**	308	275
Printing and office supplies	**330**	290	346
Other	**2,162**	2,088	2,189
Total other expense	**11,278**	10,914	10,509
Income Before Income Taxes	**5,265**	4,726	4,799
Income taxes	**1,465**	1,164	1,467
Net Income	**$ 3,800**	$ 3,562	$ 3,332
Basic and Diluted Earnings Per Share	**$ 1.21**	$ 1.13	$ .98
Dividends Declared Per Share	**$ .61**	$ .60	$ .60

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 1999	$3,511	$6,775	$35,063	$ –	$45,349
Net income	–	–	3,332	–	3,332
Dividends declared	–	–	(2,004)	–	(2,004)
Purchase of common stock	(374)	(6,373)	–	–	(6,747)
Exercise of stock options	9	90	–	–	99
Balance at December 31, 1999	3,146	492	36,391	–	40,029
Net income	–	–	3,562	–	3,562
Dividends declared	–	–	(1,888)	–	(1,888)
Exercise of stock options	1	7	–	–	8
Balance at December 31, 2000	3,147	499	38,065	–	41,711
Net income	–	–	3,800	–	3,800
Change in unrealized depreciation on available-for-sale securities, net of income tax benefit of $464	–	–	–	(696)	(696)
Comprehensive income	–	–	3,800	(696)	3,104
Dividends declared	–	–	(1,920)	–	(1,920)
Balance at December 31, 2001	**$3,147**	**$ 499**	**$39,945**	**$(696)**	**$42,895**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31		
	2001	2000	1999
Operating Activities			
Net income	**$ 3,800**	$ 3,562	$ 3,332
Items not requiring (providing) cash			
Provision for losses on loans	**360**	417	328
Depreciation and amortization	**804**	677	574
Increase in cash surrender value	**(945)**	(972)	(447)
Mortgage loans originated for sale	**(91,515)**	(9,238)	(23,303)
Proceeds from sale of mortgage loans	**86,814**	9,298	27,411
Gains on sale of loans and servicing rights	**(804)**	(103)	(381)
Increase in other assets	**(4,690)**	(714)	(885)
Increase (decrease) in drafts payable	**3,053**	(862)	(452)
Increase (decrease) in other liabilities	**(1,012)**	61	(702)
Other adjustments	**488**	291	728
Net cash provided (used) by operating activities	**(3,647)**	2,417	6,203
Investing Activities			
Net change in interest-bearing time deposits	**–**	1,499	1,988
Purchase of investment securities held to maturity	**(131,430)**	(606)	(43,061)
Proceeds from maturities/calls of securities held to maturity	**77,805**	–	6,993
Principal collected on mortgage-backed securities held to maturity	**11,445**	3,720	5,151
Net change in loans	**48,628**	(72,769)	(63,884)
Net purchases of premises and equipment	**(425)**	(636)	(1,587)
Premiums paid on life insurance	**–**	–	(15,461)
Purchase of Federal Home Loan Bank stock	**(100)**	(2,924)	(754)
Other investing activities	**153**	(1,509)	415
Net cash provided (used) by investing activities	**6,076**	(73,225)	(110,200)
Financing Activities			
Net change in demand and passbook deposits	**10,309**	1,722	4,718
Net change in certificates of deposit	**34,509**	11,764	17,052
Proceeds from borrowings	**93,500**	329,600	88,000
Repayment of borrowings	**(146,089)**	(271,300)	(22,680)
Purchase of common stock	**–**	–	(6,747)
Cash dividends paid	**(1,888)**	(1,888)	(2,063)
Other financing activities	**–**	8	99
Net cash provided (used) by financing activities	**(9,659)**	69,906	78,379
Change in Cash and Cash Equivalents	**(7,230)**	(902)	(25,618)
Cash and cash equivalents at beginning of year	**19,031**	19,933	45,551
Cash and Cash Equivalents at End of Year	**$ 11,801**	$ 19,031	$ 19,933

See notes to consolidated financial statements.

(Table dollar amounts in thousands, except share data)

1. Nature of Operations and Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Ameriana Bancorp (the "Company") and its wholly-owned subsidiary: Ameriana Bank and Trust, SB ("ABT"), and ABT's wholly-owned subsidiaries Ameriana Financial Services, Inc., Indiana Title Insurance Company ("ITIC") and Ameriana Insurance Agency, Inc. A previously separate subsidiary, Ameriana Bank of Ohio, F.S.B. ("ABO"), was merged into ABT in October 2000. ITIC ceased operations at the close of business on December 31, 2000. All significant intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a thrift holding company whose principal activity is the ownership and management of ABT and its subsidiaries. The Company provides various banking services and engages in loan servicing activities for investors and operates in a single significant business segment. ABT is subject to the regulation of the Indiana Department of Financial Institutions and the Federal Deposit Insurance Corporation. The Company's gross revenues are substantially earned from the various banking services provided by ABT. The Company also earns brokerage and insurance commissions from the services provided by the other subsidiaries.

ABT generates loans and receives deposits from customers located primarily in east central Indiana and southwestern Ohio. Loans are generally secured by specific items of collateral including real property and consumer assets. The Company has sold various loans to investors while retaining the servicing rights.

Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand and in other institutions and interest-bearing demand deposits.

Investment Securities: Debt securities are classified as "Held to Maturity" when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as "Held to Maturity" are classified as "Available for Sale." Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income, net of tax.

Amortization of premiums and accretion of discounts are recorded using the interest method as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Stock in Federal Home Loan Bank: Stock in Federal Home Loan Bank ("FHLB") is stated at cost and the amount of stock the Company is required to own is determined by regulation.

Loans: Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Payments with insignificant delays not exceeding 90 days outstanding are not considered impaired. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. The Company considers its investment in one-to-four family residential loans and installment loans to be homogeneous and therefore excluded from separate identification of evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccrual loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual lives of the loans. When a loan is paid off or sold, any unamortized loan origination fee balance is credited to income.

Allowance for Loan Losses: Allowance for loan losses is maintained at a level believed adequate by management to absorb inherent losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio including consideration of past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, the probability of collecting all amounts due, and other relevant factors. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent. The allowance is increased by provisions for loan losses charged against income.

(Table dollar amounts in thousands, except share data)

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 2001, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the areas within which the Company operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

Intangible Assets: Intangible assets are being amortized on an accelerated or straight-line basis not exceeding a period of up to 15 years. Such assets are periodically evaluated as to the recoverability of their carrying value.

Earnings Per Share: Earnings per share is computed by dividing net income by the weighted average number of common and potential common shares outstanding during each year.

Mortgage Servicing Rights: Mortgage servicing rights on originated loans are capitalized by estimating the fair value of the streams of net servicing revenues that will occur over the estimated life of the servicing arrangement. Capitalized servicing rights, which include purchased servicing rights, are amortized in proportion to, and over the period of, estimated servicing revenues.

Stock Options: Stock options are generally granted for a fixed number of shares with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for, and will continue to account for, these stock option grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and, accordingly, recognizes no compensation expense for the stock option grants.

Income Taxes: Income tax in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company and its subsidiaries file consolidated tax returns. The parent company and subsidiaries are charged or given credit for income taxes as though separate returns were filed.

2. Restriction on Cash and Due from Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2001 was $1,303,000.

3. Investment Securities

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale at December 31, 2001:				
Mortgage-backed securities and collateralized mortgage obligations	**$111,723**	**$269**	**$(1,599)**	**$110,393**
Federal agencies	**28,566**	**176**	**(46)**	**28,696**
Other	**1,500**	**40**	**–**	**1,540**
	$141,789	**$485**	**$(1,645)**	**$140,629**
Held to maturity at December 31, 2000:				
Mortgage-backed securities	$ 11,806	$ 44	$ (139)	$ 11,711
Federal agencies	87,901	9	(1,758)	86,152
	$ 99,707	$ 53	$(1,897)	$ 97,863

Federal agency and other securities at December 31, 2001 had maturities of greater than ten years.

Investment securities with a total amortized cost of $52,344,000 and $44,535,000 were pledged at December 31, 2001 and 2000 to secure FHLB advances.

In 2002, the Company determined that because of its interest rate risk, it would not be able to continue to hold its investment securities to maturity. Accordingly, the Company transferred its "Held to Maturity" investments to "Available for Sale" as of December 31, 2001, and recorded an accumulated other comprehensive loss of $696,000 as of that date.

(Table dollar amounts in thousands, except share data)

4. Loans

	December 31	
	2001	2000
Residential mortgage loans	**$231,940**	$326,403
Commercial mortgage loans	**78,435**	48,393
Installment loans	**24,045**	30,198
Commercial loans	**26,160**	8,764
Loans secured by deposits	**1,348**	1,598
	361,928	415,356
Deduct:		
Undisbursed loan proceeds	**12,725**	16,724
Deferred loan costs, net	**8**	(143)
Allowance for loan losses	**1,730**	1,489
	14,463	18,070
	$347,465	$397,286

Loans being serviced by the Company for investors, primarily the Federal Home Loan Mortgage Corporation and Federal National Mortgage Association, totaled approximately $162,017,000, $144,000,000 and $154,000,000 as of December 31, 2001, 2000 and 1999, respectively. Such loans are not included in the preceding table.

The aggregate fair value of capitalized mortgage servicing rights at December 31, 2001 and 2000 is based on comparable market values and expected cash flows, with impairment assessed based on portfolio characteristics including product type, investor type and interest rates. No valuation allowance was necessary at December 31, 2001 and 2000.

	Year Ended December 31		
	2001	2000	1999
Mortgage servicing rights:			
Balance at beginning of year	**$ 847**	$ 910	$1,076
Servicing rights capitalized	**416**	44	180
Servicing rights sold	**–**	–	(155)
Amortization of servicing rights	**(251)**	(107)	(191)
Balance at end of year	**$1,012**	$ 847	$ 910

At December 31, 2001 and 2000, the Company had outstanding commitments to originate loans of approximately $11,756,000 and $5,379,000, which were primarily for adjustable-rate mortgages with rates that are determined just prior to closing or fixed-rate mortgage loans with rates locked in at the time of loan commitment. In addition, the Company had $19,949,000 and $19,842,000 of conditional commitments for lines of credit receivables at December 31, 2001 and 2000. Exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual or notional amount of those instruments. The same credit policies are used in making such commitments as are used for instruments that are included in the consolidated balance sheets. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's credit worthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, real estate, equipment and income-producing commercial properties.

(Table dollar amounts in thousands, except share data)

5. Allowance for Losses

	Year Ended December 31		
	2001	2000	1999
Loans:			
Balance at beginning of year	**$1,489**	$1,534	$1,284
Provision for losses	**360**	417	328
Net charge-offs:			
Charge-offs	**(146)**	(488)	(98)
Recoveries	**27**	26	20
Net charge-offs	**(119)**	(462)	(78)
Balance at end of year	**$1,730**	$1,489	$1,534

6. Premises and Equipment

	December 31	
	2001	2000
Land	**$ 1,396**	$ 1,398
Land improvements	**513**	513
Office buildings	**7,415**	7,157
Furniture and equipment	**4,551**	4,384
Automobiles	**70**	70
	13,945	13,522
Less accumulated depreciation	**7,026**	6,425
	$ 6,919	$ 7,097

7. Deposits

	December 31	
	2001	2000
Demand	**$ 88,327**	$ 75,978
Savings	**32,647**	34,687
Certificates of $100,000 or more	**60,363**	43,039
Other certificates	**231,076**	213,891
	$412,413	$367,595

Certificates maturing in years ending after December 31, 2001:	
2002	**$196,822**
2003	**76,534**
2004	**10,056**
2005	**5,729**
2006	**2,298**
	$291,439

Interest paid on deposits approximated interest expense in 2001, 2000 and 1999.

(Table dollar amounts in thousands, except share data)

8. Borrowings

Borrowings at December 31, 2001 and 2000 include Federal Home Loan Bank advances totaling $87,653,000 and $138,751,000 with a weighted average rate of 5.51% and 6.54%, respectively. The advances are secured by a combination of first-mortgage loans and investment securities. Some advances are subject to restrictions or penalties in the event of prepayment.

Borrowings at December 31, 2001 and 2000, also include a note payable for $750,000 and $2,150,000 respectively, to another financial institution with a rate of 6.25% and 9%, respectively. The note is secured by the outstanding common stock of ABT. The note was due at January 24, 2002, and was renewed at that date to July 24, 2002, at a rate of 4.25%.

A promissory note of $180,000 and $271,000 is included in borrowings at December 31, 2001 and 2000. The interest rate on the note is 6.0%.

Interest paid on borrowings was $5,881,000, $7,064,000, and $1,361,000 for 2001, 2000 and 1999.

Maturities in years ending December 31:	
2002	**$65,093**
2003	**17,360**
2004	**915**
2005	**4,801**
2006	**216**
Thereafter	**198**
	$88,583

9. Income Taxes

	December 31	
	2001	2000
Deferred tax assets:		
Deferred compensation	**$ 163**	$ 92
General loan loss reserves	**669**	550
Net unrealized loss on securities available for sale	**464**	–
Other	**186**	155
	1,482	797
Deferred tax liabilities:		
FHLB stock dividends	**(477)**	(443)
Tax bad debt reserves	**(146)**	(218)
Purchase accounting adjustments	**(153)**	(101)
Deferred loan fees	**(97)**	(225)
Mortgage servicing rights	**(358)**	(283)
Other	**(146)**	(115)
	(1,377)	(1,385)
Net deferred tax asset (liability)	**$ 105**	$ (588)

The effective income tax rate on income from continuing operations is reconciled to the statutory corporate tax rate as follows:

	Year Ended December 31		
	2001	2000	1999
Statutory federal tax rate	**34.0%**	34.0%	34.0%
State income taxes, net of federal tax benefit	**2.8**	1.4	4.4
Tax credits	**(4.0)**	(4.5)	(4.3)
Cash surrender value of life insurance	**(6.1)**	(7.0)	(3.2)
Other	**1.1**	.7	(.3)
Effective tax rate	**27.8%**	24.6%	30.6%

(Table dollar amounts in thousands, except share data)

The provision for income taxes consists of the following:

	Year Ended December 31		
	2001	2000	1999
Federal:			
Current	**$1,448**	$1,172	$1,094
Deferred	**(205)**	(111)	55
	1,243	1,061	1,149
State:			
Current	**246**	71	297
Deferred	**(24)**	32	21
	222	103	318
	$1,465	$1,164	$1,467

The Company paid $969,000, $1,624,000 and $1,749,000 of state and federal income taxes in 2001, 2000 and 1999.

10. Employee Benefits

The Company is a participating employer in a multi-employer defined-benefit pension plan and a 401(k) plan. The plans cover substantially all full-time employees of the Company. Since the defined-benefit pension plan is a multi-employer plan, no separate actuarial valuations are made with respect to each participating employer. Contributions are not required because the plan reached the Internal Revenue Service's full funding limitation. Pension expense for the plans totaled $5,000, $38,000 and $39,000 in 2001, 2000 and 1999, respectively.

The Company has arrangements that provide retirement and death benefits to certain officers and directors. The accrual of benefits totaled $420,000, $235,000 and $47,000 for 2001, 2000 and 1999. In connection with these and other benefits, life insurance has been purchased with the proceeds from the policies to be utilized for the payment of benefits.

The Company has entered into employment agreements with certain officers that provide for the continuation of salary and certain benefits for a specified period of time under certain conditions. Under the terms of the agreements, these payments could occur in the event of a change in control of the Company, as defined, along with other specific conditions. The contingent liability under these agreements is generally three times the annual salary of the officer.

Under the 1987 Stock Option Plan and the 1996 Stock Option and Incentive Plan ("1996 Plan"), the Company has granted options to individuals to purchase common stock at a price equal to the fair market value at the date of grant, subject to the terms and conditions of the plans. Plan terms permit certain nonincentive stock options to be granted at less than market value at plan committee discretion. Options vest and are fully exercisable when granted or over an extended period subject to continuous employment or under other conditions set forth in the plans. The period for exercising options shall not exceed ten years from the date of grant. The plans also permit grants of stock appreciation rights. An amendment of the 1996 Plan extended the plan's term by five years and increased the number of shares reserved under the plan from 176,000 to 352,000 shares.

(Table dollar amounts in thousands, except share data)

The following is a summary of the status of the Company's stock option plans and changes in those plans as of and for the years ended December 31, 2001, 2000 and 1999.

	Year Ended December 31					
	2001		2000		1999	
Options	**Shares**	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**226,786**	**$14.31**	255,505	$14.43	256,481	$14.18
Granted	–	–	1,000	10.63	9,800	16.78
Exercised	–	–	(825)	9.43	(9,235)	10.11
Forfeited/expired	**(23,276)**	**13.81**	(28,894)	14.01	(1,541)	14.32
Outstanding at end of year	**203,510**	**14.37**	226,786	14.31	255,505	14.43
Options exercisable at year end	**201,750**	**$14.35**	215,082	$14.32	216,169	$14.16
Weighted average fair value of options granted during the year	–	–		$ 2.35		$ 3.80

As of December 31, 2001, other information in exercise price ranges for options outstanding and exercisable is as follows:

	Outstanding			**Exercisable**	
Exercise Price Range	**Number of Shares**	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Life**	**Number of Shares**	**Weighted Average Exercise Price**
$ 9.43 - 12.53	**65,090**	**$12.46**	**4.1 years**	**65,090**	**$12.46**
14.32 - 18.30	**138,420**	**15.26**	**5.4 years**	**136,660**	**15.25**

There were 171,326 shares under the 1996 Plan available for grant at December 31, 2001.

SFAS No. 123, *Stock-Based Compensation,* established a fair value based method of accounting for stock-based compensation plans. Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

	2000	1999
Risk-free interest rates	6.4%	5.0-6.0%
Dividend yields	5.3%	3.7%
Expected volatility factors of market price of common stock	27.9%	23.4%
Weighted average expected life of the options	8 years	8 years

Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this Statement are as follows:

		2001	2000	1999
Net income	As reported	**$3,800**	$3,562	$3,332
	Pro forma	**3,800**	3,529	3,231
Basic and diluted earnings per share	As reported	**1.21**	1.13	.98
	Pro forma	**1.21**	1.12	.95

(Table dollar amounts in thousands, except share data)

11. Shareholders' Equity

The payment of dividends by the Company depends substantially upon receipt of dividends from ABT, which is subject to various regulatory restrictions on the payment of dividends. Under current regulations, ABT may not declare or pay a cash dividend, or repurchase any of its capital stock, if the effect thereof would cause the net worth of this entity to be reduced below regulatory capital requirements or the amount required for its liquidation accounts.

In addition, without prior approval, current regulations allow ABT to pay dividends to the Company not exceeding retained net income for the applicable calendar year to date, plus retained net income for the preceding two years. Application is required by ABT to pay dividends in excess of this restriction. At December 31, 2001, the shareholders' equity of ABT was $43,592,000 of which $41,442,000 was restricted from dividend distribution to the Company.

12. Earnings Per Share

	Year Ended December 31								
	2001			2000			1999		
	Income	**Weighted Average Shares**	**Per Share Amount**	Income	Weighted Average Shares	Per Share Amount	Income	Weighted Average Shares	Per Share Amount
Basic Earnings Per Share									
Income available to common shareholders	**$3,800**	**3,146,616**	**$1.21**	$3,562	3,146,451	$1.13	$3,332	3,386,444	$.98
Effect Of Dilutive Stock Options	**–**	**1,352**		–	110		–	30,291	
Diluted Earnings Per Share									
Income available to common shareholders and assumed conversions	**$3,800**	**3,147,968**	**$1.21**	$3,562	3,146,561	$1.13	$3,332	3,416,735	$.98

Options to purchase 138,420 shares of common stock at exercise prices of $14.32 to $18.30 per share were outstanding at December 31, 2001, but were not included in the computation of diluted earnings per share because the options' exercisable price was greater than the average market price of the common shares.

13. Regulatory Capital

ABT is subject to various regulatory capital requirements administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures. The capital category assigned can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At December 31, 2001 and 2000, ABT is categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since December 31, 2001, that management believes have changed this classification.

Actual and required capital amounts and ratios for ABT are as follows:

	December 31, 2001			
	Required For Adequate Capital[1]		**Actual Capital**	
	Ratio	**Amount**	**Ratio**	**Amount**
Total risk-based capital [1] (to risk-weighted assets)	**8.0%**	**$27,521**	**12.5%**	**$42,923**
Tier 1 capital (to risk-weighted assets)	**4.0**	**13,760**	**12.0**	**41,193**
Core capital [1] (to adjusted total assets)	**3.0**	**16,481**	**7.5**	**41,193**
Core capital [1] (to adjusted tangible assets)	**2.0**	**10,988**	**7.5**	**41,193**
Tangible capital (to adjusted total assets)	**1.0**	**8,241**	**7.5**	**41,193**

[1] *As defined by regulatory agencies*

(Table dollar amounts in thousands, except share data)

	December 31, 2000			
	Required For Adequate Capital[1]		Actual Capital	
	Ratio	Amount	Ratio	Amount
Total risk-based capital [1] (to risk-weighted assets)	8.0%	$25,258	13.1%	$41,270
Tier 1 capital (to risk-weighted assets)	4.0	12,629	12.8	40,315
Core capital [1] (to adjusted total assets)	3.0	16,669	7.3	40,315
Core capital [1] (to adjusted tangible assets)	2.0	11,113	7.3	40,315
Tangible capital (to adjusted total assets)	1.5	8,335	7.3	40,315

[1] *As defined by regulatory agencies*

ABT has qualified under provisions of the Internal Revenue Code that permit it to deduct from taxable income a provision for bad debts which differs from the provision for such losses charged against income. Accordingly, retained earnings at December 31, 2001, includes an allocation of income to bad debt deductions of approximately $11,883,000 for which no provision for federal income taxes has been made. If, in the future, this portion of retained earnings is used for any purpose other than to absorb bad debt losses, including redemption of bank stock or excess dividends, or loss of "bank" status, federal income taxes may be imposed at the then applicable rates. The unrecorded deferred income tax liability on the above amount was approximately $4,000,000.

14. Fair Value of Financial Instruments

Fair values are based on estimates using present value and other valuation techniques in instances where quoted market prices are not available. These techniques are significantly affected by the assumptions used, including discount rates and estimates of future cash flows. As such, the derived fair value estimates cannot be compared to independent markets and, further, may not be realizable in an immediate settlement of the instruments. Accordingly, the aggregate fair value amounts presented do not represent, and should not be construed to represent, the underlying value of the Company.

The following table presents the estimates of fair value of financial instruments:

	December 31			
	2001		2000	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
Assets:				
Cash and cash equivalents	**$ 11,801**	**$ 11,801**	$ 19,031	$ 19,031
Investment securities	**140,629**	**140,629**	99,707	97,863
Loans	**347,465**	**343,478**	397,286	398,717
Interest receivable	**3,263**	**3,263**	4,496	4,496
Stock in FHLB	**7,365**	**7,365**	7,265	7,265
Cash surrender value of life insurance	**18,035**	**18,035**	17,089	17,089
Liabilities:				
Deposits	**412,413**	**414,413**	367,595	369,477
Borrowings	**88,583**	**90,642**	141,172	142,182
Notes payable	**930**	**930**	2,421	2,421
Interest payable	**982**	**982**	950	950
Drafts payable	**6,092**	**6,092**	3,039	3,039

(Table dollar amounts in thousands, except share data)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents, Stock in FHLB and Cash Surrender Value of Life Insurance: The carrying amounts reported in the consolidated balance sheets approximate those assets' fair values.

Investment Securities: Fair values are based on quoted market prices.

Loans: The fair values for loans are estimated using a discounted cash flow calculation that applies interest rates used to price new similar loans to a schedule of aggregated expected monthly maturities on loans.

Interest Receivable/Payable: The fair value of accrued interest receivable/payable approximates carrying values.

Deposits: The fair values of interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on deposits to a schedule of aggregated expected monthly maturities on deposits. A core deposit intangible component in the fair value estimate is not included, and although it would be impractical from a cost-benefit standpoint to estimate that value, the Company realizes that the dollar amount could be significant.

Borrowings: The fair value of borrowings is estimated using a discounted cash flow calculation, based on borrowing rates for periods comparable to the remaining terms to maturity of the borrowings.

Drafts Payable: The fair value approximates carrying value.

15. Parent Company Financial Information

The following are condensed financial statements for the parent company, Ameriana Bancorp, only:

	December 31	
Balance Sheets	**2001**	2000
Assets:		
Cash	**$ 1**	$ 2
Advances to subsidiaries	**1,341**	1,825
Investment in ABT	**42,896**	41,867
Investments in other subsidiaries and affiliates	**371**	1,230
Other assets	**6**	174
	$44,615	$45,098
Liabilities and shareholders' equity:		
Notes payable to subsidiaries	**$ 243**	$ 465
Notes payable, other	**930**	2,421
Other liabilities	**547**	501
Shareholders' equity	**42,895**	41,711
	$44,615	$45,098

	Year Ended December 31		
Statements of Income	**2001**	2000	1999
Dividends from subsidiaries	**$3,000**	$2,888	$5,150
Interest income	**47**	30	84
	3,047	2,918	5,234
Operating expense	**594**	664	538
Income before income tax benefit and equity in undistributed income of subsidiaries	**2,453**	2,254	4,696
Income tax benefit	**511**	521	480
	2,964	2,775	5,176
Equity in undistributed income of subsidiaries and affiliates (distributions in excess of equity in income)	**836**	787	(1,844)
Net Income	**$3,800**	$3,562	$3,332

(Table dollar amounts in thousands, except share data)

	Year Ended December 31		
Statements of Cash Flows	**2001**	2000	1999
Operating Activities:			
Net income	**$ 3,800**	$ 3,562	$ 3,332
Items not requiring (providing) cash:			
Equity in undistributed income of subsidiaries and affiliates	**(866)**	(787)	1,844
Amortization	**28**	49	67
Decrease in other assets	**147**	50	56
Increase (decrease) in other liabilities	**35**	42	(25)
Net cash provided by operating activities	**3,144**	2,916	5,274
Investing Activities:			
Advances to subsidiaries	**484**	(722)	–
Repayment of advances to subsidiaries	–	–	1,654
Purchase of premises and equipment	–	–	(176)
Proceeds from sale of premises and equipment	–	176	–
Net cash provided (used) by investing activities	**484**	(546)	1,478
Financing Activities:			
Proceeds from note payable to subsidiary	–	–	2,300
Repayment of notes payable to subsidiaries	**(250)**	(2,550)	(250)
Proceeds from other borrowings	–	2,500	–
Repayment of other borrowings	**(1,491)**	(440)	(90)
Cash dividends paid	**(1,888)**	(1,888)	(2,063)
Purchase of common stock	–	–	(6,747)
Proceeds from exercise of stock options	–	8	99
Net cash used by financing activities	**(3,629)**	(2,370)	(6,751)
Change in cash	**(1)**	–	1
Cash at beginning of year	**2**	2	1
Cash at end of year	**$ 1**	$ 2	$ 2

(Table dollar amounts in thousands, except share data)

16. Quarterly Data (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001				
Total interest income	**$9,883**	**$9,113**	**$8,565**	**$9,072**
Total interest expense	**6,651**	**6,211**	**5,768**	**5,613**
Net interest income	**3,232**	**2,902**	**2,797**	**3,459**
Provision for loan losses	**90**	**90**	**90**	**90**
Net income	**1,053**	**780**	**751**	**1,216**
Basic and diluted earnings per share	**.33**	**.25**	**.24**	**.39**
Dividends declared per share	**.15**	**.15**	**.15**	**.16**
Stock price range:				
High	**13.00**	**14.01**	**13.75**	**13.80**
Low	**10.31**	**10.35**	**12.00**	**11.75**
2000				
Total interest income	$8,501	$9,152	$9,579	$9,787
Total interest expense	5,386	5,989	6,565	6,788
Net interest income	3,115	3,163	3,014	2,999
Provision for loan losses	70	109	119	119
Net income	1,065	876	863	758
Basic and diluted earnings per share	.34	.28	.27	.24
Dividends declared per share	.15	.15	.15	.15
Stock price range:				
High	14.50	12.75	12.94	13.13
Low	7.56	9.00	9.88	10.50

17. New Accounting Pronouncement

The FASB recently adopted SFAS No. 142, *Goodwill and Other Intangible Assets.* This Statement establishes new accounting and reporting standards for acquired goodwill and other intangible assets. The Statement addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. It also addresses how goodwill and other intangible assets (including those acquired in a business combination) should be accounted for after they have been initially recognized in the financial statements. SFAS No. 142 is effective for the Company beginning January 1, 2002. Upon adoption of SFAS No. 142, the Company will no longer amortize certain goodwill it currently has recorded in the consolidated balance sheets. Goodwill that is no longer amortized will be reviewed for impairment. Amortization of goodwill for 2001 totaled $159,000.

To the Shareholders and
Board of Directors
Ameriana Bancorp
New Castle, Indiana

We have audited the accompanying consolidated balance sheets of Ameriana Bancorp as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Ameriana Bancorp as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Indianapolis, Indiana
February 8, 2002

Indiana Division

Officers

Harry J. Bailey
President and Chief Executive Officer

Timothy G. Clark
Executive Vice President and Chief Operating Officer

Grover F. Archer
Senior Vice President – Retail Banking

Deborah A. Bell
Senior Vice President – Information Technology

Ronald M. Holloway
Senior Vice President – Lending Services

Nancy A. Rogers
Senior Vice President – Marketing Services and Corporate Secretary

Bradley L. Smith
Senior Vice President – Treasurer

Jan F. Wright
Senior Vice President – Business Services

Jay B. Fager
Vice President

Raymond E. Krebs
Vice President

Jane K. Moyer
Vice President

James R. Pope
Vice President

Franklin J. Schwegman
Vice President

Daniel L. Semler
Vice President

James S. Stuart
Vice President

Lynn A. Turner
Vice President

Kevin B. Umbarger
Vice President

Alan E. Williams
Vice President

Feryl L. York
Vice President

McClernand B. Crawford
Assistant Vice President

Jeanette K. Curless
Assistant Vice President

Stacy J. Darling
Assistant Vice President

Wayne A. Dimmock
Assistant Vice President

Nancy L. Frost
Assistant Vice President

Judith L. Haines
Assistant Vice President

Linda S. Maher
Assistant Vice President

Vicki L. Popplewell
Assistant Vice President

Patricia L. Spurlock
Assistant Vice President

Stephen L. Strother
Assistant Vice President

Margaret M. Swoveland
Assistant Vice President

Nathan Francis
Assistant Vice President

Davena K. Littrell
Assistant Secretary

Greenfield Advisor

Richard M. Pickett
Owner, Pickett Hardware

Ohio Division

Officers

John P. Owens
Vice President

Donna Rohdenburg Walker
Vice President

Margaret A. Havlin
Assistant Vice President

Cherrie Macke
Assistant Vice President

Directors

Paul W. Prior
Chairman of the Board,
Ameriana Bancorp

Harry J. Bailey
President and Chief Executive Officer,
Ameriana Bancorp

Donald C. Danielson
Vice Chairman of the Board,
City Securities Corporation

Charles M. (Kim) Drackett, Jr.
Chairman and President,
Fairholme Farms Inc.

R. Scott Hayes
Partner,
Hayes Copenhaver Crider

Michael E. Kent
Private Investor

Ronald R. Pritzke
Partner,
Pritzke & Davis

The Directors of Ameriana Bancorp also serve as Directors of Ameriana Bank and Trust

Officers

Harry J. Bailey
President and Chief Executive Officer

Timothy G. Clark
Executive Vice President
and Chief Operating Officer

Nancy A. Rogers
Senior Vice President-Marketing Services
and Corporate Secretary

Bradley L. Smith
Senior Vice President-Treasurer

Ameriana Bank and Trust

Indiana Division

Main Office
2118 Bundy Avenue
New Castle, Indiana 47362
(765) 529-2230

Downtown Office
1311 Broad Street
New Castle, Indiana 47362
(765) 529-1500

Anderson Office
1724 East 53rd Street
Anderson, Indiana 46013
(765) 642-1726

Avon Office
99 South Dan Jones Road
Avon, Indiana 46168
(317) 272-7171

Greenfield Office
1810 North State Street
Greenfield, Indiana 46140
(317) 462-4463

Knightstown Office
22 North Jefferson Street
Knightstown, Indiana 46148
(765) 345-5131

Middletown Office
956 North Beechwood Street
Middletown, Indiana 47356
(765) 354-2275

Morristown Office
488 West Main Street
Morristown, Indiana 46161
(765) 763-6552

New Palestine Office
7435 West US 52
New Palestine, Indiana 46163
(317) 861-9400

Ohio Division

Deer Park Office
7200 Blue Ash Road
Cincinnati, Ohio 45236
(513) 791-6507

Landen Office
2894 West U.S. 22 & 3
Maineville, Ohio 45039
(513) 683-5822

Linsco/Private Ledger Brokerage Service

(a third-party vendor)
2118 Bundy Avenue
New Castle, Indiana 47362
(765) 521-4061

99 South Dan Jones Road
Avon, Indiana 46148
(317) 272-7171

1810 North State Street
Greenfield, Indiana 46140
(317) 462-4463

7435 West US 52
New Palestine, Indiana 46163
(317) 861-9400

Ameriana Insurance Agency

1908 Bundy Avenue
New Castle, Indiana 47362
(765) 529-5049

99 South Dan Jones Road
Avon, Indiana 46148
(317) 272-7177

1810 North State Street
Greenfield, Indiana 46140
(317) 467-6162

Ameriana Trust and Investment Management Services

1908 Bundy Avenue
New Castle, Indiana 47362
(765) 521-7509

EQUAL HOUSING LENDER
FDIC Insured

CORPORATE INFORMATION

Corporate Headquarters

2118 Bundy Avenue
New Castle, Indiana 47362
(765) 529-2230

General Counsel

Hayes Copenhaver Crider
New Castle, Indiana

Special Counsel
Stradley Ronon Stevens & Young, LLP
Washington, D.C.

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

Independent Auditors

BKD, LLP
Indianapolis, Indiana

Market Information

Ameriana Bancorp's common shares trade on the Nasdaq Stock Market under the symbol ASBI. As of March 29, 2002, the Company had approximately 2,000 shareholders, including beneficial owners holding shares in nominee or "street" name.

See Note 11 to Consolidated Financial Statements for restrictions on the payment of cash dividends.

Form 10-K Report

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, for the year ended December 31, 2001, may be obtained without charge by writing to Mr. Harry J. Bailey, President and Chief Executive Officer, Ameriana Bancorp, 2118 Bundy Avenue, New Castle, Indiana 47362